

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Archit Shah
Chief Financial Officer
iCoreConnect Inc.
529 Crown Point Road, Suite 250
Ocoee, Florida 34761

>   **Re: iCoreConnect Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 11, 2024**
>   **File No. 333-280131**

Dear Archit Shah:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note that pursuant to the February Purchase Agreements with Crom Cortana Fund LLC and Jefferson Street Capital LLC, the company has the right to require that the investors purchase additional unsecured convertible notes at one additional closing. Please revise to disclose that Crom Cortana Fund LLC and Jefferson Street Capital LLC are underwriters. Refer to Securities Act Compliance and Disclosure Interpretation 139.13

2.   We note you are registering the resale of up to 10,000,000 shares of your common stock. Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates, it appears that the transaction may be an indirect primary offering with your selling stockholders acting on your behalf. If your selling stockholders are so acting, then this filing cannot be conducted as an at-the-market offering because you are not eligible to register a primary offering on Form S-3. Please fix the price of this offering and name your selling stockholders as underwriters. See

Securities Act Rule 415(a)(4) for additional guidance. Alternatively, provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Crispino at 202-551-3456 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology